April 28, 2011
VIA EDGAR AND FEDEX
Michael McTiernan, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3852
Facsimile Number:  (202) 772-9209
Re:	AMB Property Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed on April 12, 2011 File No. 333-172741
Dear Mr. McTiernan:
     On behalf of AMB Property Corporation (“AMB”), AMB Property L.P. (“AMB LP”) and ProLogis, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated April 26, 2011, with respect to the above-referenced filings. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, ProLogis.

Wachtell, Lipton, Rosen & Katz
Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 28, 2011

     This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-172741) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 2 marked to indicate changes from the version filed on April 12, 2011.
     For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 2.
Form S-4
AMB Proposal 3: Approval of the Charter Amendment. page 116
1.	Please briefly state the reasons for and the general effect of the proposed charter amendments. Refer to Item 19 of Schedule 14A.
Response: In response to the Staff’s comment, the disclosure on page 121 of Amendment No. 2 has been revised.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2
Merger Consideration, page F-3
2.	We note your response to comment 20 from our letter dated April 5, 2011 and reissue the comment in part. Please revise to use ProLogis’ most recent stock price at the time of filing for determining the merger consideration.
Response: In response to the Staff’s comment, the disclosure on pages F-3 through F-9 of Amendment No. 2 has been revised.
Exhibit 5.1
3.	We note that item (j) includes an assumption related to the authorization of the common shares covered by the registration statement under the registrant’s charter. This appears to assume a key part of the duly authorized opinion. Please revise or advise.
Response: In response to the Staff’s comment, the disclosure in Exhibit 5.1 to Amendment No. 2 has been revised.
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Wachtell, Lipton, Rosen & Katz
Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 28, 2011

     Pursuant to a conversation with the Staff on April 27, 2011, we note that the Staff has inquired whether the pro forma financial statements included in the Registration Statement need to be revised to reflect ProLogis’ announced tender offer to acquire any or all outstanding ordinary units and convertible preferred units of ProLogis European Properties (“PEPR”) that ProLogis does not currently own. AMB and ProLogis respectfully submit that such revisions to the pro forma financial statements are not required as a result of the tender offer for PEPR.
     Rule 11-01 of Regulation S-X requires that pro forma financial information shall be furnished only if both (a) a business combination is significant and (b) such business combination has occurred or is probable. ProLogis’ possible acquisition of the remaining units of PEPR is neither significant nor probable.
     Rule 1-02(w) contains three tests for significance: (1) an investment test, (2) an asset test, and (3) an income test. None of these three tests is triggered here. Even if ProLogis were to acquire 100% of the ordinary units and convertible preferred units in PEPR that it does not already own: (a) under the investment test, the acquisition would only be 11% of the total ProLogis assets; (b) under the asset test, the acquisition would only be 17% of the total assets of total ProLogis assets; and (c) under the income test, the acquisition would only be 2% of ProLogis’ income, in each case using the most recent annual audited financial statements of PEPR and ProLogis. To the extent ProLogis were to acquire less than 100% of the ordinary units and convertible preferred units in PEPR that it does not already own, the foregoing percentages would be proportionately reduced. Accordingly, ProLogis’ possible acquisition of PEPR would not be significant for purposes of Rule 11-01(b).
     In addition, as of the date hereof, ProLogis does not have any information to indicate that the acquisition of PEPR is probable for purposes of Rule 11-01 of Regulation S-X. There is no assurance that ProLogis will acquire all or substantially all of the PEPR units for which it has commenced an offer.
     Accordingly, AMB and ProLogis respectfully submit that no adjustments are required for the pro forma financial statements in the Registration Statement as a result of the tender offer for PEPR.

Wachtell, Lipton, Rosen & Katz
Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 28, 2011

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     We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned, Robin Panovka or David K. Lam of Wachtell, Lipton, Rosen & Katz, counsel to AMB, at (212) 403-1000 (telephone), Michael T. Blair of Greenberg Traurig, LLP, counsel to ProLogis, at (312) 456-8400 (telephone) or Edward J. Schneidman, Michael L. Hermsen or David Malinger of Mayer Brown LLP, counsel to ProLogis, at (312) 782-0600 (telephone).
     We thank the Staff in advance for its assistance.

Sincerely,
/s/ Adam O. Emmerich
Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz

cc:	Tamra D. Browne, AMB Property Corporation
Edward S. Nekritz, ProLogis
Robin Panovka and David K. Lam, Wachtell, Lipton, Rosen & Katz
Michael T. Blair, Greenberg Traurig, LLP
Edward J. Schneidman, Michael L. Hermsen and David Malinger, Mayer Brown LLP